April 20, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall
cc:	Paul Monsour
cc:	Laura Nicholson

Re:	Rome-Milan Holdings, Inc.
Registration Statement on Form S-4
Filed March 10, 2015
File No. 333-202643

Dear Mr. Schwall:

Rome-Milan Holdings, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 filed on March 10, 2015 (File No. 333-202643) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated April 7, 2015 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

* * *

General

1.	Please advise us of your consideration of the position expressed in SEC Release No. 34-14699 (April 24, 1978) and relevant no-action positions involving cash option mergers with similar cash/stock election features. In this regard, given that RockTenn shareholders will not make their election at the same time that they vote, please address how the structure of your election compares to no-action positions issued by the staff involving similar circumstances (i.e., Entergy Corporation (November 13, 1992)).

The Company acknowledges the Staff’s comment and recognizes that in SEC Release No. 34-14699 (the “Release”), the Division of Corporation Finance (the “Division”) considered the issue as to whether a cash election feature in connection with the vote on a merger involves a tender offer. In the Release, the Division concluded that, while the issue is “not free from doubt”, it would not require a tender offer filing in connection with certain mergers involving a cash option feature where the election occurs during the same time period that stockholders are voting on the merger proposal (referred to in the Release as “Situation B”). In the Release, the Division further noted that it “expressed no view with respect to the application of the Williams Act to cash option statutory mergers consisting of different facts including those in which the timing of the cash election feature varies in any degree to that set forth in Situation B.”

As described in the Registration Statement, the election deadline set forth in the combination agreement is the later of (i) the date immediately prior to the special meeting of RockTenn shareholders and (ii) if on such date, certain regulatory approvals have not been obtained or certain regulatory waiting periods expired, three business days prior to the closing date of the combination. The Company currently expects to obtain all required regulatory approvals, and anticipates that any required waiting periods will have expired, prior to or shortly after the date of the special meeting of RockTenn’s shareholders. If the required regulatory approvals are obtained and the required regulatory waiting periods have elapsed on or prior to the date immediately prior to the special meeting of RockTenn’s shareholders, the cash election procedures set forth in the combination agreement will be consistent with those described in the Release with respect to the safe harbor provided in Situation B.

Even if the required regulatory clearances are not received prior to the RockTenn special meeting, the Company is of the view that the investment decision about the cash election is integral to the RockTenn shareholders’ investment decisions

2

regarding the combination and RockTenn shareholders will have received the information necessary to make an informed decision about both. The Company also notes that in a series of no-action letters, the Staff expanded the scope of its position beyond Situation B and permitted the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the tender offer rules. See, e.g., Dauphin Deposit Corporation (February 7, 1983); United Virginia Bancshares, Inc. (March 21, 1983); Fidelcor, Inc. (June 27, 1983); Chemical New York Corporation (May 4, 1987); The Kansas Power and Light Company (February 13, 1991); and Entergy Corporation (November 13, 1992).

Even in the circumstance that RockTenn shareholders are not making an election at the same time as they vote on the merger, they will be considering the election and allocation procedures as part of their investment decision to vote for or against the combination. Any risks involved in the election and allocation procedures will have been disclosed to the RockTenn shareholders in the proxy statement/prospectus sent to them in connection with the special meeting of RockTenn’s shareholders. Whether or not the election deadline occurs at approximately the same time as the special meeting of RockTenn shareholders, RockTenn shareholders will, in effect, have considered such risks when they vote on the approval of the combination agreement. A subsequent election by the shareholder as to the form of consideration to be received should not be considered a separate offer by the Company for shares of RockTenn common stock or a discrete transaction that is separate from the combination. Under the terms of the combination agreement, an election form will be mailed to each RockTenn shareholder of record for the RockTenn special meeting at least 20 business days prior to the anticipated election deadline and RockTenn and MWV will publicly announce the anticipated date of the election deadline not more than 15 business days before, and at least five business days prior to, such anticipated date. The Company will ensure that such election form contains clear directions on how RockTenn shareholders can obtain the proxy statement/prospectus and other documents filed with the Commission from the Company, RockTenn or MWV, which will include all necessary information for RockTenn shareholders to make an informed investment decision. Superimposing the less stringent disclosure requirements of the Williams Act by requiring that a Schedule TO be filed and that “tender offer materials” be disseminated after the special meeting of RockTenn’s shareholders will not enhance the disclosure and may result in unnecessary confusion for RockTenn shareholders who will not understand the reason for a “tender offer” intervening between the time of the RockTenn shareholders’ vote on the combination agreement and the effective time of the combination.

When compared to the facts of the no-action letters referenced above, the Company believes that the application of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) would not provide any additional, meaningful protection to RockTenn shareholders in making an election decision in this transaction. This is not a situation, as contemplated in a number of the above-referenced no action letters, where a significant amount of time is expected to elapse between the time of the shareholder vote and the cash election deadline if such deadline is after the date of the shareholder meeting. Because RockTenn and MWV will continue to be reporting

3

companies between the date of RockTenn’s special meeting and the date the combination is consummated, the Company does not believe that “refreshed” disclosure is necessary in order for RockTenn shareholders to make an informed investment decision.

RockTenn Proposal 1 and MWV Proposal 1: The Adoption of the Combination Agreement, page 50

Certain Governance Matters Following the Combination, page 128

2.	With respect to each person who will serve as a director or executive officer of the registrant, please provide the information required by Item 18(a)(7) of Form S-4. To the extent that you intend to incorporate any such information by reference to MWV’s annual report on Form 10-K for the fiscal year ended December 31, 2014, we note that such Form 10-K incorporates by reference its Part III information from MWV’s 2015 definitive proxy statement, which is not yet filed. For guidance, refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

The Company acknowledges the Staff’s comment, and MWV has advised the Company that it has filed an amendment to its Annual Report on Form 10-K to include the previously omitted Part III information. The Company has amended its disclosure to incorporate by reference MWV’s amendment to its Annual Report on Form 10-K. With the exception of Ms. Nina Butler, who is expected to serve as chief sustainability officer of the Company, each person who is expected to serve as a director or executive officer of the Company is currently a director or executive officer of RockTenn or MWV. The Company has added relevant disclosure under “RockTenn Proposal 1 and MWV Proposal 1: The Adoption of the Combination Agreement—Certain Governance Matters Following the Combination” on page 130 of Amendment No. 1 to provide all information required by Item 18(a)(7) of Form S-4 in relation to Ms. Butler. All information required by Item 18(a)(7) of Form S-4 in relation to each other person who is expected to serve as a director or executive officer of the Company has been incorporated by reference to RockTenn’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 or MWV’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The Company has also added relevant disclosure under “RockTenn Proposal 1 and MWV Proposal 1: The Adoption of the Combination Agreement—Certain Governance Matters Following the Combination” on pages 129 and 130 of Amendment No. 1 to include the names of the individuals who are expected to be the executive officers and directors of the Company at the consummation of the combination.

The Combination Agreement, page 146

Merger Consideration, page 147

4

3.	We note that the RockTenn shareholders may elect to receive (1) one share of Holdings common stock or (2) an amount of cash based on the market price of RockTenn’s Class A common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding the third trading day prior to the effective time of the combination, subject to the limitation that RockTenn shareholders will not hold more than 49.9% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the merger. We also note your disclosure that the combination agreement provides for adjustments to and reallocation of the stock and cash elections made by RockTenn shareholders. Please add to this section a sensitivity analysis, including illustrative tables, that discloses a reasonable range of shares issuable and cash payable as a result of these variables, and clearly sets forth all underlying assumptions. Please ensure that such tables also illustrate an outcome in which the stock election would allow cash and stock to be provided without adjustments. Finally, please disclose the approximate value of RockTenn consideration based on the trading price of RockTenn shares as of the latest practicable date for each of the scenarios.

The Company acknowledges the Staff’s comment and has revised the applicable disclose under “RockTenn Proposal 1 and MWV Proposal 1: The Adoption of the Combination Agreement—The Combination Agreement—Merger Consideration” on page 149 of Amendment No. 1 to include the requested sensitivity analysis.

4.	Please advise us of whether you have considered providing shareholders with a 1-800 number that they may call in order to obtain hypothetical information on what they individually could obtain up through the election deadline based on submissions as of the latest practicable date and assuming the average price of RockTenn common stock during a period of five trading days ending on the third trading day prior to the election deadline.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure under “Questions and Answers” on page v of Amendment No. 1, “Summary—The Combination and the Combination Agreement” on page 4 of Amendment No. 1 and “RockTenn Proposal 1 and MWV Proposal 1: The Adoption of the Combination Agreement—The Combination Agreement” on page 147 of Amendment No. 1 to disclose that any RockTenn shareholder may contact the exchange agent for the combination to receive the volume weighted average price of RockTenn common stock for the five trading day period prior to (but not including) the day of the shareholder’s call. However, the Company has considered the Staff’s comment and determined that it would not be useful to investors for the Company to provide RockTenn shareholders with hypothetical information based on elections made as of the latest practicable date. The Company expects that most elections will be made close to the election deadline. Even if elections are made in advance of the deadline, RockTenn shareholders have the right to change or revoke their elections at any time prior to the election deadline. For these reasons, information provided in advance of the election

5

deadline likely will not be indicative of the final proration calculation and may be so unreliable as to be misleading.

Comparison of Rights of Holdings Stockholders, RockTenn Stockholders, and MWV Stockholders, page 184

5.	Please advise us of the consideration you may have given as to whether any material changes described in the section entitled “Comparison of Rights of Holdings Stockholders, RockTenn Shareholders and MWV Stockholders” should be unbundled under Rule 14a-4(a)(3). In your analysis, please set forth your consideration of the differences between the rights of RockTenn and MeadWestvaco shareholders and Rome-Milan Holdings stockholders that separately attributes the reason for each change to either a Delaware law requirement or technical changes that are immaterial, as appropriate. Please also tell us of your consideration of, and provide a similar analysis with respect to, the exclusive forum provision reflected in the registrant’s bylaws.

The Company acknowledges the Staff’s comment and has reviewed Rule 14a-4(a)(3) and the Staff’s guidance regarding unbundling, including the September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (the “Fifth Supplement”) and the Compliance and Disclosure Interpretations regarding Rule 14a-4(a)(3). For the reasons set forth below, the Company believes that no changes to shareholder or stockholder rights described in the section of the Registration Statement entitled “Comparison of Rights of Holdings Stockholders, RockTenn Shareholders and MWV Stockholders” should require a separate vote.

Exclusive Forum; Roles of Messrs. Voorhees and Luke

In describing the situations in which unbundling is not required in the Fifth Supplement, the Staff specifically makes an exception to Rule 14a-4(a)(3) for “proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the Board of Directors.”

Although RockTenn does not currently have an “Exclusive Forum” provision in its bylaws, under RockTenn’s bylaws and in accordance with Georgia law, the Company believes that RockTenn’s board, without RockTenn shareholder approval, would be permitted to adopt an “Exclusive Forum” provision that would not differ materially from the one set forth in the Company’s bylaws. Therefore, the Company believes that it is unnecessary to unbundle the “Exclusive Forum” provision.

Section 2.4 of the Company’s bylaws requires, until the third anniversary of the combination, the affirmative vote of three-fourths of the Company’s board for any determination (i) not to, or failure to, nominate either Mr. Voorhees or Mr. Luke as a director, (ii) not to, or failure to, appoint or re-elect Mr. Luke as non-executive chairman of the board and (iii) to remove Mr. Luke as non-executive chairman of the board. Furthermore, Section 4.3 of the Company’s bylaws requires, until the third anniversary of the combination, the affirmative vote of three-fourths of the Company’s board for any

6

determination (i) to remove Mr. Voorhees as chief executive officer and president of the Company and (ii) not to, or failure to, appoint Mr. Voorhees as chief executive officer and president. Under RockTenn’s bylaws and in accordance with Georgia law, RockTenn’s board, without RockTenn shareholder approval, may adopt provisions that impose heightened board voting requirements with respect to (i) a determination not to nominate a director for re-election, (ii) a determination not to appoint or re-elect the chairman of the board and (iii) a determination to remove an executive officer from office. Therefore, the Company believes that it is unnecessary to unbundle those provisions of the Company’s bylaws that relate to the roles of Messrs. Voorhees and Luke on the Company’s board and management team.

Annual Voting; Removal of Directors; Charter Amendments

In describing the “governance-related and control-related provisions” that “generally would be required to be set out as separate proposals” in the Fifth Supplement, the Staff provides several examples: (i) classified or staggered board, (ii) limitations on the removal of directors, (iii) supermajority voting provisions, (iv) delaying the annual meeting for more than a year, (v) elimination of ability to act by written consent, and/or (vi) changes in minimum quorum requirements. The Company understands that the foregoing examples are intended to prevent companies, in connection with a merger or acquisition transaction, from imposing restrictions on stockholders that are materially less favorable than those in place immediately prior to the transaction. Certain of the provisions in the Company’s bylaws that have been derived from MWV’s bylaws are materially more favorable to RockTenn shareholders than those in RockTenn’s bylaws. As discussed in further detail below, the Company believes it is unnecessary to unbundle such provisions because the policy concerns of Rule 14a-4(a)(3) are not implicated in these contexts.

At the annual meeting of RockTenn’s shareholders held on January 31, 2014, over 99.9% of the votes cast were cast in favor of an amendment to RockTenn’s articles of incorporation to provide for election of directors on an annual basis. Although the RockTenn board is not yet fully destaggered, RockTenn and MWV jointly decided that the Company’s directors should be elected annually (consistent with the approach in RockTenn’s current governing documents going forward, as well as the approach in MWV’s current governing documents). While the change from a classified board to a board with annual elections is material to the rights of a company’s shareholders, this change has already been approved by RockTenn’s shareholders and is in progress. In addition, this change is intended to provide the Company’s stockholders with greater rights, not fewer. Therefore, the Company believes that it is unnecessary to unbundle the annual election of the Company’s directors.

Similarly, Article V of the RockTenn articles of incorporation imposes supermajority shareholder voting thresholds on certain amendments to the RockTenn articles of incorporation. The provisions of the Company’s certificate of incorporation have no such supermajority voting thresholds. Although this is a material change to the rights of RockTenn shareholders, such change is favorable to such shareholders in the exercise of their future rights as stockholders of the Company. Therefore, the Company

7

believes that it is unnecessary to unbundle the removal of supermajority voting thresholds.

Finally, Section 8 of RockTenn’s bylaws allows directors to be removed only “for cause,” while Section 2.4 of the Company’s bylaws allows directors to be removed “without cause at any time”. This difference is necessitated by Delaware corporate law, which requires that directors who are elected annually to be subject to removal with or without cause. In addition to the difference between Georgia and Delaware corporate law, the provisions of the Company’s certificate of incorporation that allow stockholders to remove directors with or without cause, though a material change, is favorable to the exercise of RockTenn shareholders’ future rights as stockholders of the Company. Therefore, the Company believes that it is unnecessary to unbundle the right of the Company’s stockholders to remove directors with or without cause.

Ability to Call Special Meetings; Bylaw Amendments

As a result of RockTenn’s and MWV’s strategic objectives, the transaction has been structured in such a way that the Company will acquire each of RockTenn and MWV, which is referred to as a “double-dummy” merger. RockTenn and MWV could have instead chosen to structure the transaction as a direct parent-to-parent merger in which RockTenn would be merged with and into MWV. As specifically set forth in the Fifth Supplement, unbundling “would not be required if an acquired company will be merging into a public company and (1) the acquiring public company has provisions in its charter or bylaws that differ from those in the charter or bylaws of the acquired company, and (2) the acquiring public company’s charter and bylaws are not being changed in connection with the merger.” The Fifth Supplement also states that it is important to “not allow form … to prevail over substance.” Had the parties elected to use a parent-to-parent merger instead of a “double-dummy” merger, provisions contained in MWV’s certificate of incorporation would not be required to be unbundled.

Section 2 of RockTenn’s bylaws provides that the holders of 50% of RockTenn’s common stock may call a special meeting. Article VI of MWV’s certificate of incorporation, however, provides that stockholders are not allowed to call a special meeting. Article VI of the Company’s certificate of incorporation mirrors Article VI of MWV’s certificate of incorporation. If RockTenn and MWV had elected to structure the transaction as a direct parent-to-parent merger, with RockTenn merging into MWV, unbundling would not be required. To require unbundling under these circumstances would allow the form of the transaction to prevail over its substance. Therefore, the Company believes that it is unnecessary to unbundle the right to call special meetings.

8

Additionally, in accordance with the terms of RockTenn’s governing documents, other than certain provisions relating to special meetings of shareholders and directors, RockTenn shareholders may amend the RockTenn bylaws by a majority vote. Under Article V of MWV’s certificate of incorporation, an amendment to MWV’s bylaws requires the affirmative vote of holders of at least 75 percent of MWV’s outstanding voting stock. Article V of the Company’s certificate of incorporation mirrors Article V of MWV’s certificate of incorporation. If RockTenn and MWV had elected to structure the transaction as a direct parent-to-parent merger, with RockTenn merging into MWV, unbundling would not be required. Therefore, the Company believes that it is unnecessary to unbundle the right to amend the Company’s bylaws.

No Vote of MWV Stockholders Required

The Company does not believe that a separate vote of MWV stockholders is required because the Company’s certificate of incorporation and bylaws have been derived from MWV’s current certificate of incorporation and bylaws and, except as otherwise described and explained above and with respect to certain immaterial changes, there are no differences between the Company’s and MWV’s respective governing documents.

Other

The Company has reviewed the governing documents of the Company, RockTenn and MWV and believes that all of the differences in such governing documents, other than the ones set forth above, are either immaterial or the result of differences between Georgia and Delaware corporate law, or both.

6.	We note the “Exclusive Forum” provision in Section 7.8 on page H-18 of your Form of Bylaws. Please disclose such provision in the context of the comparison of stockholder rights. In that regard, we note that no such provision existed in RockTenn’s Bylaws.

The Company acknowledges the Staff’s comment and has added relevant disclosure under “Comparison of Rights of Holdings Stockholders, RockTenn Shareholders and MWV Stockholders” on page 195 of Amendment No. 1.

Exhibits

7.	Please file all omitted exhibits, including the legality and tax opinions.

The Company acknowledges the Staff’s comment, has filed forms of legal opinions under Exhibits 5.1, 8.1 and 8.2 with Amendment No. 1 and will file executed legal opinions as exhibits to the next pre-effective amendment to the Registration Statement. Forms of proxy card for each of RockTenn and MWV will be filed as exhibits to the next pre-effective amendment to the Registration Statement.

9

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 474-1802 or Richard Hall at (212) 474-1293.

Very truly yours,

/s/ Andrew R. Thompson
Andrew R. Thompson

cc:	Robert B. McIntosh, Rock-Tenn Company
Wendell L. Willkie, II, MeadWestvaco Corporation
Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz

Annex A

The undersigned hereby acknowledges on behalf of Rome-Milan Holdings, Inc. that in connection with the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  April 20, 2015

ROME-MILAN HOLDINGS, INC.,

by

/s/ Robert B. McIntosh
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary